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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of December 2000

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F
                              -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No   X
                         -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS

1. Other Events

     On December 13, 2000 in Singapore, the Company submitted the attached notices to the Singapore Exchange Securities Trading Limited relating to the exercise of 752,000 share options and the sale of 752,000 ordinary shares by the Company's President, CEO and Director, Mr Barry Waite. The attached notices are being filed as an exhibit to this report on Form 6-K in connection with the Company's submission to the Singapore Exchange Securities Trading Limited.


2. Exhibits

     99.1 Notices of Changes in Director's Interests relating to 752,000 ordinary shares.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: December 13, 2000


                                            CHARTERED SEMICONDUCTOR
                                            MANUFACTURING LTD

                                            By: /s/ Chia Song Hwee
                                                --------------------------------
                                            Name:  Chia Song Hwee
                                            Title: Senior Vice President, Chief
                                                   Financial Officer and Chief
                                                   Administration Officer


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                                 EXHIBIT INDEX

     99.1 Notices of Changes in Director's Interests relating to 752,000 ordinary shares.